ADVANCING TO PRODUCTION TSX: POM, NYSE MKT: PLM	390 – 3600 Lysander Lane , Richmond, BC Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 471-2150 / Fax: +1 (218) 225-4429

444 Cedar Street, St. Paul, MN 55101, Tel: +1 (651) 389-4100

www.polymetmining.com

NEWS RELEASE	2012-11

POLYMET FOCUSES CORPORATE LEADERSHIP TEAM IN MINNESOTA

St Paul, Minnesota, July 17, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) today reported that it has strengthened its Minnesota-based executive management team. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Jon Cherry has joined the Company as President, Chief Executive Officer, and a Director. Mr. Cherry has nearly 25 years experience in the mining industry, mainly within Rio Tinto plc, one of the world's largest mining companies, where he held positions of increasing responsibility. Among his achievements at Rio Tinto, he was General Manager responsible for permitting and initial development of the Eagle nickel-copper project in Michigan's Upper Peninsula.

Joe Scipioni stepped down as a Director of the Company and continues as Chief Operating Officer focused on operational matters at the NorthMet Project near Hoyt Lakes Minnesota. Mr. Scipioni joined the Company in 2006 and has more than 35 years experience in the Minnesota mining industry.

Douglas Newby continues as Chief Financial Officer. Mr. Newby joined PolyMet in 2005 and has 30 years experience in mine evaluation and finance, including increasingly senior positions in investment banking in London and New York, before becoming a corporate executive.

Brad Moore continues as Executive Vice President – Environmental and Government Relations. Mr. Moore joined the Company in early 2011. He has 25 years experience in Minnesota regulatory environment, including serving as Commissioner of the Minnesota Pollution Control Agency from 2006 to 2008. In addition, Mr. Moore has more than 17 years of experience at the Minnesota Department of Natural Resources.

Ryan Vogt CPA, Corporate Controller, joined the Company in April 2012. Mr. Vogt started his career as an audit manager with a Big Four accounting firm before serving as Assistant Controller of an electronics service company based in Minneapolis for eight years. Jenny Knudson, Vice-President – Investor Relations joined the Company in July 2012. Ms. Knudson began working for Northwestern Mutual in 2005 where she received her securities license. Prior to joining PolyMet, she has spent the last five years with a wealth management firm in the Minneapolis area.

Following the recent Annual Shareholders' Meeting, the Board elected Ian Forrest as Chairman. In addition to Mr. Forrest and Mr. Cherry, the Board comprises six non-management directors: David Dreisinger, Al Hodnik, William Murray, Stephen Rowland, Frank Sims, and Michael Sill.

In welcoming Mr. Cherry to PolyMet, Mr. Forrest observed that the Company is well placed to advance the NorthMet Project.

"I am excited to have joined the PolyMet team," Mr. Cherry said. "The team is making excellent progress working with State and Federal regulators. In the coming weeks and months, we expect to report successful achievement of significant milestones on the path to completion of the NorthMet environmental review and subsequent permitting." He continued, "We have the key members of the team in place to be able to complete the permitting process and then build and operate Minnesota's first copper-nickel-precious metals mine. The continued support of Glencore, our strategic partner, financially, technically and as marketer of our product is an important part of the PolyMet project."

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor at the plant site and an additional three-quarters of a million hours of construction labor preparing the mine site, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Jon Cherry"
_______________________
Jon Cherry, CEO

For further information, please contact:
Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Jenny Knudson	Alex Macdougall
VP – Investor Relations	IR Consultant
Tel: +1 (651) 389-4110	Tel: +1 (226) 663-3000
jknudson@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

In connection with the forward-looking information contained in this news release, PolyMet has made numerous assumptions, regarding, among other things: the geological, metallurgical, engineering, financial and economic advice that PolyMet has received is reliable, and is based upon practices and methodologies which are consistent with industry standards. While PolyMet considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.